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                                                                      EXHIBIT 18

                          [ARTHUR ANDERSEN LETTERHEAD]


August 2, 1999

Newpark Resources, Inc.
3850 North Causeway Blvd., Suite 1770
Metairie, LA  70002-1752

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, effective as of January 1, 1999, the Company changed from the straight-line method of providing depreciation for its waste disposal assets and its barite grinding mill assets to the unit-of-production method. It is the opinion of the Company's management that the unit-of-production method for the waste disposal assets and barite grinding mill assets, based on the factors described below, more accurately reflects results of operations.

In applying the straight-line method, the useful lives for the waste disposal assets were developed assuming a relatively constant annual volume of the expected waste streams. However, the actual volume of waste disposed by the Company has been more volatile than expected given the cyclical nature of oil and gas drilling in the markets which Newpark serves, and volatility in utilization rates are expected to continue. Because the utility of disposal assets is diminished by volume of waste disposed rather than time, the Company believes the unit-of-production method provides a better measure of loss of utility of the disposal assets. In addition, a review of major competitors in the industrial waste business indicates that the unit-of-production method is a common method of depreciation used for surface disposal assets utilized in this industry.

The original useful life for the barite grinding mills was developed based on maximum utilization rates which considered non-utilized time only for scheduled repair periods. The Company's actual utilization rates closely followed this pattern from inception of operations (1997) through July 1998. As with the disposal assets, the utilization rates have become more volatile than expected. The life of a barite grinding mill and equipment is affected primarily by the volume of barite material ground in the mill, not passage of time. As a result, consistent with the waste disposal assets, the Company believes the unit-of-production method provides a better measure of diminution of utility of these assets.

In applying the unit-of-production method of providing depreciation, the Company makes estimates of certain factors which are involved in determining the expected productive units for its waste disposal assets and barite grinding mill assets. The capacity of the waste disposal assets was determined based primarily on seismic and geological studies, and the barite grinding mill assets was based primarily on

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Newpark Resources, Inc.
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August 2, 1999

manufacturer's certifications and the capacity of other similar assets. These factors also include consideration of obsolescence and periods of non-use.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period. Further, we have not examined and do not express any opinion with respect to your financial statements for any period including for the three months and six months ended June 30, 1999.

Very truly yours,




ARTHUR ANDERSEN LLP